Exhibit 99.1

Sinovac Reports Unaudited Second Quarter 2019 Financial Results

BEIJING, China, August 15, 2019 /Business Wire/ -- Sinovac Biotech Ltd. (NASDAQ: SVA) (“Sinovac” or the “Company”), a leading provider of biopharmaceutical products in China, announced today its unaudited financial results for the second quarter ended June 30, 2019.

Second Quarter and First Half of 2019 Financial Summary

•	Sales for the second quarter of 2019 were $64.0 million, a decrease of 14.8% from $75.2 million in the prior year period.

•	Sales for the six months ended June 30, 2019, were $100.6 million, a decrease of 17.9% from $122.5 million in the prior year period.

•	Operating income for the second quarter increased 52.3% from the prior year period due to decreases in selling, general and administrative expenses.

•	Operating income for the six months ended June 30, 2019, decreased 9.5% from the prior year period due to lower sales.

•	The Company posted $10.7 million of net income attributable to common shareholders, or $0.11 per basic and diluted share in the second quarter, compared to net income attributable to common shareholders of $5.7 million, or $0.10 per basic and diluted share, in the prior year period.

•	The Company posted $11.8 million of net income attributable to common shareholders, or $0.13 per basic and diluted share in the six months ended June 30, 2019, compared to net income attributable to common shareholders of $14.1 million, or $0.24 per basic and diluted share, in the comparative period.

Business Highlights

Marketing and Sales

On June 30, 2019, the Vaccine Administration Law of the People’s Republic of China, China’s first legislation dedicated to vaccine management, was formally passed by the Chinese central government and will become effective on December 1, 2019. This legislation will implement stringent supervision of the entire process of vaccine development, production, delivery, and inoculation. The legislation mandates both government oversight and the duty of manufacturers to report compliance in all substantial aspects. Sanctions and penalties for producing and selling fake or substandard vaccines have been significantly increased. The new legislation is expected to raise the barriers to entry in the Chinese vaccine industry.

Pipeline Development

Varicella –The Company filed an application for a production license for its varicella vaccine with the National Medical Products Administration (“NMPA”), previously known as the China State Food and Drug Administration, in November 2017. The NMPA issued a Notice of Site Inspection to the Company on May 24, 2019 and the Site Inspection began in late July. The Company expects the license to be issued in 2020.

23-valent Pneumococcal polysaccharide vaccine (or PPV-23) – The Company submitted its application for a production license in 2017. In 2018, the NMPA requested a supplementary submission, which has been completed. The NMPA is currently conducting a review of the Company’s submission.

Quadrivalent influenza vaccine (or QIV) – The Company filed an application for a production license with the NMPA in March 2019. Preliminary questions and answers have been submitted. Sinovac’s application is currently under review and the Company expects the production license to be issued in 2020.

Sabin Inactivated Polio vaccine (or sIPV) – The production license application was accepted by the NMPA in January 2019. In March 2019, given the high demand for effective polio vaccines, the application was granted fast track review. Currently, the application is under review and additional tests are to be performed.

Mr. Weidong Yin, Chairman, President and CEO of the Sinovac commented, “We delivered strong net earnings this quarter while facing challenges from the external market environment and a lack of supply of certain products due to the production disruption in 2018 caused by the minority shareholder of our Beijing operating company.”

Mr. Yin continued, “We continue to make progress on our pipeline development. We expect the commercial launches of both varicella and QIV in 2020. In addition, we welcome the implementation of new vaccine legislation that will ultimately benefit high quality vaccine manufactures such as Sinovac as well as public health in China.”

Unaudited Financial Results for the Second Quarter of 2019

Summary of sales and gross profit

(In $000 except percentage data)	2019 Q2	% of Sales	2018 Q2	% of Sales
Hepatitis A vaccine – Healive®	13,870	21.7%	17,268	23.0%
Hepatitis A&B vaccine – Bilive®	-	0.0%	5,552	7.4%
Hepatitis vaccines subtotal	13,870	21.7%	22,820	30.4%
Influenza vaccine	-	0.0%	(208)	(0.3%)
EV 71 vaccine - Inlive®	47,873	74.7%	52,540	69.9%
Mumps vaccine	2,302	3.6%	-	0.0%
Total sales	64,045	100.0%	75,152	100.0%
Cost of sales	6,092	9.5%	10,547	14.0%
Gross profit	57,953	90.5%	64,605	86.0%

Sales for the second quarter of 2019 were $64.0 million, a decrease of 14.8% from $75.2 million in the prior year period. The decrease was caused by zero sales of Bilive® and lower sales in Healive® and Inlive®. The sales decrease was partly offset by a sales increase in the mumps vaccine. Depreciation of the Chinese renminbi against the U.S. dollar accounted for $4.4 million of the decrease in 2019 second quarter revenue.

The lack of Bilive® sales is still attributed to the suspended production of the product, which was the result of a lack of supply of the hepatitis B vaccine from the sole supplier.

The decrease in Healive® sales was due to a product shortage caused by production suspension and disruptions resulting from actions of the minority shareholder of the Company’s subsidiary, Sinovac Biotech Co., Ltd, in Beijing in 2018. Production has returned to normal, and future sales are not expected to be adversely affected by product shortages. The decrease of Inlive® sales was in line with the general market trends.

Gross profit in the second quarter of 2019 was $58.0 million, compared to gross profit of $64.6 million in the prior year period. Gross margin was 90.5%, compared to 86.0% in the prior year period. In the second quarter of 2018, the Company had to write off all influenza vaccines and some hepatitis vaccines due to the production disruption caused by the minority shareholder of the Company’s subsidiary in Beijing, which negatively impacted gross profit by $3.1 million.

Selling, general and administrative expenses in the second quarter of 2019 were $30.2 million, compared to $44.5 million in the prior year period. The Company incurred lower selling expenses in the second quarter of 2019 due to a difference in the timing of sales and marketing activities, and a lower general and administrative expenses were caused by reduced legal and consulting fees associated with the Company’s ongoing litigation matters.

R&D expenses in the second quarter of 2019 were $6.3 million, compared to $5.9 million in the prior year period, as the Company continued to invest in its pipeline of product candidates, including the sIPV, PPV and varicella vaccines.

Net income in the second quarter of 2019 was $17.1 million, compared to $10.4 million in the prior year period. Net income increased due to decreases in selling, general and administrative expenses.

Net income attributable to common shareholders was $10.7 million, or $0.11 per basic and diluted share, compared to net income attributable to common shareholders of $5.7 million, or $0.10 per basic and diluted share, in the prior year period.

As the Company announced on February 22, 2019, the Company’s Board of Directors determined that certain shareholders became “Acquiring Persons,” as defined in the Company’s Rights Agreement (“Rights Agreement”), and a “Trigger Event” occurred under the Rights Agreement. As a result, new common and preferred shares of the Company were issued. Without the effect of the “Trigger Event” and the newly issued common and preferred shares, basic and diluted earnings per share for the second quarter of 2019 would be $0.17.

Non-GAAP adjusted EBITDA was $23.0 million in the second quarter of 2019, compared to $17.5 million in the prior year period. Non-GAAP net income in the second quarter of 2019 was $18.0 million, compared to $13.1 million in the prior year period. Non-GAAP diluted earnings per share in the second quarter of 2019 were $0.12, compared to $0.15 per share in the prior year period. Non-GAAP diluted earnings per share in the second quarter of 2019 without the effect of the “Trigger Event” and the newly issued common and preferred shares would be $0.18 Reconciliations of non-GAAP measures to the nearest comparable GAAP measures are included at the end of this earnings announcement.

Unaudited Financial Results for the First Half of 2019

Summary of sales and gross profit

(In $000 except percentage data)	2019 H1	% of Sales	2018 H1	% of Sales
Hepatitis A vaccine – Healive®	24,402	24.2%	25,853	21.1%
Hepatitis A&B vaccine – Bilive®	-	0.0%	10,344	8.4%
Hepatitis vaccines subtotal	24,402	24.2%	36,197	29.5%
Influenza vaccine	-	0.0%	2,063	1.7%
EV 71 vaccine - Inlive®	73,225	72.8%	84,113	68.7%
Mumps vaccine	2,972	3.0%	117	0.1%
Total sales	100,599	100.0%	122,490	100.0%
Cost of sales	9,871	9.8%	13,337	10.9%
Gross profit	90,728	90.2%	109,153	89.1%

Sales for the first half of 2019 were $100.6 million, a decrease of 17.9% from $122.5 million in the prior year period. The factors for this decrease in revenue are the same as those discussed above for the second quarter of 2019. Depreciation of the Chinese renminbi against the U.S. dollar accounted for $6.6 million of the decrease in 2019 first half revenue.

Gross profit in the first half of 2019 was $90.7 million, compared to gross profit of $109.2 million in the prior year period. Gross margin was 90.2%, comparable to 89.1% in the prior year period.

Selling, general and administrative expenses in the first half of 2019 were $53.8 million, compared to $67.8 million in the prior year period. The Company incurred lower selling expenses in the second quarter of 2019 due to market changes, and incurred lower legal and consulting fees associated with the Company’s ongoing litigation matters.

R&D expenses in the first half of 2019 were $10.8 million, comparable to $10.1 million in the prior year period.

Net income in the first half of 2019 was $20.7 million, compared to $22.6 million in the prior year period. Net income decreased due to lower revenue.

Net income attributable to common shareholders was $11.8 million, or $0.13 per basic and diluted share, compared to net income attributable to common shareholders of $14.1 million, or $0.24 per basic and diluted share, in the prior year period.

Without the effect of the “Trigger Event” under the Rights Agreement, as described above, and the newly issued common and preferred shares, basic and diluted earnings per share for the first half of 2019 would be $0.20.

Non-GAAP adjusted EBITDA was $29.8 million in the first half of 2019, compared to $34.2 million in the prior year period. Non-GAAP net income in the first half of 2019 was $21.9 million, compared to $24.0 million in the prior year period. Non-GAAP diluted earnings per share in the first half of 2019 were $0.14, compared to $0.26 per share in the prior year period. Non-GAAP diluted earnings per share in the first half of 2019 without the effect of the “Trigger Event” and the newly issued common and preferred shares would be $0.21. Reconciliations of non-GAAP measures to the nearest comparable GAAP measures are included at the end of this earnings announcement.

As of June 30, 2019, cash and cash equivalents totaled $151.7 million, compared to $158.2 million as of December 31, 2018. In the first half of 2019, net cash provided by operating activities was $1.0 million, net cash used in investing activities was $6.3 million, and net cash used in financing activities was $1.1 million, including loan repayment of $1.3 million. As of June 30, 2019, the Company had $5.9 million of bank loans due within one year. The Company expects that its current cash position will be able to support its operations for at least the next 12 months.

The Company’s Interim Financial Statements are prepared and presented in accordance with U.S. GAAP. However, the Interim Financial Statements have not been audited or reviewed by the Company’s independent registered accounting firm.

Legal Proceedings

As previously disclosed by the Company, on March 13, 2018, 1Globe Capital LLC (“1Globe”) filed a complaint against the Company in the Antigua Court. The trial of the matter took place from December 3 to 5, 2018. On December 19, 2018, the Antigua judge handed down his judgment (the “Antigua Judgment”), finding in the Company’s favor in full, dismissing 1Globe’s claim and declaring that the Rights Agreement was validly adopted as a matter of Antigua law. On January 29, 2019, 1Globe filed a Notice of Appeal against the Antigua Judgment. On March 4, 2019, 1Globe filed an application for urgent interim relief, seeking an injunction to prevent the Company from continuing to implement its Rights Agreement until the resolution of the appeal. This application was heard on April 4, 2019, at which the Court of Appeal issued an order restraining the Company from operating the Rights Agreement in any way that affects 1Globe’s rights or shareholding or otherwise distributing the exchange shares to the Company’s shareholders who did not trigger the Rights Plan until after the determination of the appeal (the “Exchange Shares”). 1Globe’s appeal against the Antigua Judgment will be heard in the week commencing September 16, 2019.

As disclosed previously, on March 5, 2018, the Company filed a lawsuit in the Court of Chancery of the State of Delaware seeking a determination whether 1Globe, The Chiang Li Family, OrbiMed Advisors, LLC and certain other shareholders of the Company had triggered the Rights Agreement. On April 12, 2018, 1Globe filed an amended answer to the Company’s complaint, counterclaims, and a third-party complaint against the Company and Mr. Weidong Yin alleging, among other allegations, that the Rights Agreement is not valid. On March 6, 2019, the Delaware Chancery Court entered a status quo order providing that the Company not distribute any of the Exchange Shares to the Company’s shareholders who did not trigger the Rights Plan until the final disposition of the pending Delaware litigation or further order of the Court. On April 8, 2019, the Delaware Chancery Court stayed the Delaware litigation pending the outcome of 1Globe’s appeal of the Antigua Judgment.

Status of Exchange Shares and Trading in the Company’s Shares

As a result of the pending legal proceedings described above, the Exchange Shares are expected to remain in a trust for the benefit of the Company’s shareholders who did not trigger the Rights Plan until, at least, the conclusion of the appeal against the Antigua Judgement and final disposition of the Delaware litigation or further order of the Delaware Chancery Court. The Exchange Shares remain issued and outstanding. The Nasdaq Stock Market LLC implemented a halt on trading of the Company’s common shares at the time of issuance of the Exchange Shares to the trust and the Company is currently unable to estimate when trading will resume, or whether Nasdaq will take any additional action regarding the trading of the Company’s common shares.

About Sinovac

Sinovac Biotech Ltd. is a China-based biopharmaceutical company that focuses on the research, development, manufacturing and commercialization of vaccines that protect against human infectious diseases. Sinovac's product portfolio includes vaccines against enterovirus71 (EV71), hepatitis A and B, seasonal influenza, H5N1 pandemic influenza (avian flu), H1N1 influenza (swine flu), and mumps. Healive, the hepatitis A vaccine manufactured by the Company, has passed the assessment under WHO prequalification procedures in 2017. The EV71 vaccine, an innovative vaccine developed by Sinovac against hand foot and mouth disease caused by EV71, was commercialized in China in 2016. In 2009, Sinovac was the first company worldwide to receive approval for its H1N1 influenza vaccine, which it has supplied to the Chinese Government's vaccination campaign and stockpiling program. The Company is also the only supplier of the H5N1 pandemic influenza vaccine to the government stockpiling program. The Company is developing a number of new products including a Sabin-strain inactivated polio vaccine, pneumococcal polysaccharides vaccine, pneumococcal conjugate vaccine and varicella vaccine. Sinovac primarily sells its vaccines in China, while also exploring growth opportunities in international markets. The Company has exported select vaccines to over 10 countries in Asia and South America. For more information please see the Company’s website at www.sinovac.com.

Safe Harbor Statement

This press release contains “forward-looking statements” within the meaning of the United States federal securities laws. Such statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. Factors that might cause such a difference include our inability to compete successfully in the competitive and rapidly changing marketplace in which we operate, failure to retain key employees, cancellation or delay of projects, failure to satisfy regulatory and other requirements, disapproval or delay in approval of new products by regulatory bodies, disruptions to our operations, the results of any pending litigation (including litigation relating to the 2018 annual general meeting, the validity of our Rights Agreement, and the issuance of the Exchange Shares), Nasdaq’s halt in trading of the Company’s securities and any future action taken by Nasdaq regarding the trading of the Company’s securities, and adverse general economic conditions in China, the United States and elsewhere. These risks and other factors include those listed under “Risk Factors” and elsewhere in our Annual Report on Form 20-F as filed with the Securities and Exchange Commission. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “intends,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” “continue,” or the negative of these terms or other comparable terminology. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. The Company assumes no obligation to update the forward-looking information contained in this release.

Non-GAAP Financial Measures

To supplement its consolidated financial statements, which are prepared and presented in accordance with GAAP, Sinovac uses the following non-GAAP financial measures: non-GAAP adjusted EBITDA, non-GAAP net income and non-GAAP diluted EPS.  For more information on these non-GAAP financial measures, please refer to the table captioned “Reconciliations of non-GAAP Measures to the Nearest Comparable GAAP Measures” in this results announcement.

Sinovac believes that non-GAAP adjusted EBITDA, non-GAAP net income and non-GAAP diluted EPS help identify underlying trends in its business that could otherwise be distorted by the effect of certain income or expenses that Sinovac includes in net income and diluted EPS. Sinovac believes that non-GAAP adjusted EBITDA, non-GAAP net income and non-GAAP diluted EPS provide useful information about its core operating results, enhance the overall understanding of its past performance and future prospects and allow for greater visibility with respect to key metrics used by our management in its financial and operational decision-making. Non-GAAP adjusted EBITDA, non-GAAP net income and non-GAAP diluted EPS should not be considered in isolation or construed as an alternative to income from operations, net income, diluted EPS, or any other measure of performance or as an indicator of Sinovac’s operating performance. These non-GAAP financial measures presented here may not be comparable to similarly titled measures presented by other companies.  Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to our data.

Non-GAAP adjusted EBITDA represents net income and excludes interest and financing expenses, interest income, net other income (expenses) and income tax benefit (expenses), and certain non-cash expenses, consisting of share-based compensation expenses, amortization and depreciation that Sinovac does not believe are reflective of the core operating performance during the periods presented.

Non-GAAP net income represents net income before share-based compensation expenses and foreign exchange gain or loss.

Non-GAAP diluted EPS represents non-GAAP net income attributable to common shareholders divided by the weighted average number of shares outstanding during the periods on a diluted basis, including accounting for the effect of the assumed conversion of options.

Contact

Sinovac Biotech Ltd.

Helen Yang

Tel:	+86-10-8279-9871 or

+86-10-5693-1897

Fax:	+86-10-6296-6910

Email: ir@sinovac.com

ICR Inc.

Bill Zima

U.S.: 1-646-308-1707

Email: william.zima@icrinc.com

SINOVAC BIOTECH LTD.

Consolidated Balance sheets

As of June 30, 2019 and December 31, 2018

(Expressed in thousands of U.S. Dollars)

	June 30, 2019	December 31, 2018
Current assets	(Unaudited)

Cash and cash equivalents	$151,693	$158,170
Short-term investment	18,937	18,908
Accounts receivable - net	96,582	74,464
Income tax receivable	-	2,999
Inventories	32,632	25,091
Prepaid expenses and deposits	3,944	4,543
Total current assets	303,788	284,175

Property, plant and equipment - net	73,832	70,920
Prepaid land lease payments	8,197	8,304
Right-of-use asset	8,232	-
Long-term inventories	96	90
Long-term prepaid expenses to a related party	23	23
Prepayment for acquisition of equipment	2,528	470
Deferred tax assets	7,133	5,798
Total assets	403,829	369,780

Current liabilities
Short-term bank loans and current portion of long-term bank loans	5,923	3,321
Accounts payable and accrued liabilities	55,106	49,991
Income tax payable	880	-
Deferred revenue	2,611	2,907
Deferred government grants	1,796	1,986
Dividend Payable	2,104	-
Lease liability	1,396	-
Total current liabilities	69,816	58,205

Deferred government grants	5,972	5,961
Long-term bank loans	-	3,890
Deferred revenue	90	90
Loan from a non-controlling shareholder	6,715	6,705
Lease liability	6,429	-
Other non-current liabilities	3,016	3,001
Total long-term liabilities	22,222	19,647
Total liabilities	92,038	77,852

Commitments and contingencies

Equity
Preferred stock	15	-
Common stock	99	71
Additional paid-in capital	206,460	204,998
Accumulated other comprehensive loss	(2,308)	(2,099)
Statutory surplus reserves	26,643	26,643
Accumulated earnings	35,656	23,820
Total shareholders' equity	266,565	253,433

Non-controlling interests	45,226	38,495
Total equity	311,791	291,928
Total liabilities and equity	$403,829	$369,780

SINOVAC BIOTECH LTD.

Consolidated Statements of Comprehensive Income

For the three and six months ended June 30, 2019 and 2018

(Expressed in thousands of U.S. Dollars, except for numbers of shares and per share data)

	Three months ended June 30		Six months ended June 30
	2019	2018	2019	2018
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Sales	$64,045	$75,152	$100,599	$122,490
Cost of sales	6,092	10,547	9,871	13,337
Gross profit	57,953	64,605	90,728	109,153

Selling, general and administrative expenses	30,189	44,497	53,767	67,826
Provision for doubtful accounts	375	436	123	2,576
Research and development expenses	6,348	5,884	10,839	10,074
Loss on disposal of property, plant and equipment	27	2	53	18
Government grants recognized in income	(27)	(26)	(47)	(47)
Total operating expenses	36,912	50,793	64,735	80,447
Operating income	21,041	13,812	25,993	28,706

Interest and financing expenses	(166)	(282)	(344)	(650)
Interest income	503	449	738	927
Other income, net	191	108	343	146
Income before income taxes	21,569	14,087	26,730	29,129
Income tax expense	(4,470)	(3,706)	(6,033)	(6,560)
Net Income	17,099	10,381	20,697	22,569
Less: Income attributable to non-controlling interests	(4,948)	(4,656)	(6,757)	(8,484)
Net income attributable to shareholders of Sinovac	12,151	5,725	13,940	14,085
Preferred Stock Dividends	(1,496)	-	(2,104)	-
Net income attributable to common shareholders of Sinovac	10,655	5,725	11,836	14,085

Net income	17,099	10,381	20,697	22,569
Other comprehensive income, net of tax of nil
Foreign currency translation adjustments	(4,854)	(9,928)	(235)	(5,427)
Comprehensive income	12,245	453	20,462	17,142
Less: comprehensive income attributable to non-controlling interests	(4,031)	(3,011)	(6,731)	(7,766)
Comprehensive income (loss) attributable to shareholders of Sinovac	$8,214	(2,558)	$13,731	9,376

Earnings per share
Basic net income per share	0.11	0.10	0.13	0.24
Diluted net income per share	0.11	0.10	0.13	0.24

Weighted average number of shares of common stock outstanding
Basic	98,910,056	59,369,931	90,781,290	58,356,960
Diluted	113,722,916	59,701,416	90,967,725	58,719,789

SINOVAC BIOTECH LTD.

Consolidated Statements of Cash Flows

For the three and six months ended June 30, 2019 and 2018

(Expressed in thousands of U.S. Dollars)

	Three months ended		Six months ended
	June 30		June 30
	2019	2018	2019	2018
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Cash flows provided by (used in) operating activities
Net income	17,099	10,381	20,697	22,569
Adjustments to reconcile net income to net cash provided (used in) by operating activities:
- Deferred income taxes	(684)	(3,275)	(1,342)	(1,463)
- Share-based compensation	751	2,384	1,502	2,831
- Inventory provision	163	2,476	183	2,476
- Provision for doubtful accounts	375	436	123	2,576
- Loss on disposal and impairment of property, plant and equipment	27	2	53	18
- Depreciation of property, plant and equipment and amortization of licenses	1,175	1,237	2,219	2,489
- Amortization of prepaid land lease payments	60	64	121	129
- Government grants recognized in income	(27)	(26)	(47)	(47)

Changes in:
- Accounts receivable	(19,432)	(27,150)	(22,387)	(39,278)
- Inventories	(3,701)	(849)	(7,782)	(5,420)
- Income tax payable	3,328	(3,177)	4,194	(5,434)
- Prepaid expenses and deposits	(712)	(964)	199	(425)
- Deferred revenue	561	(1,441)	(304)	(3,906)
- Accounts payable and accrued liabilities	10,718	11,593	3,841	9,982
- Other non-current liablitites	19	370	(253)	-

Net cash provided by (used in) operating activities	9,720	(7,939)	1,017	(12,903)

Cash flows provided by (used in) financing activities
- Proceeds from bank loans	-	5,834	-	13,400
- Repayments of bank loans	-	(9,192)	(1,322)	(23,791)
- Proceeds from issuance of common stock, net of share issuance costs	-	1	3	12
- Government grants received	85	332	259	805

Net cash provided by (used in) financing activities	85	(3,025)	(1,060)	(9,574)

Cash flows used in investing activities
- Proceeds from disposal of equipment	12	-	12	-
- Acquisition of property, plant and equipment	(5,788)	(1,317)	(6,345)	(2,859)

Net cash used in investing activities	(5,776)	(1,317)	(6,333)	(2,859)

Effect of exchange rate changes on cash and cash equivalents and restricted cash	(1,383)	(4,372)	(101)	(2,518)

Increase (decrease) in cash and cash equivalents and restricted cash	2,646	(16,653)	(6,477)	(27,854)

Cash and cash equivalents and restricted cash, beginning of period	149,047	104,763	158,170	115,964

Cash and cash equivalents and restricted cash, end of period	151,693	88,110	151,693	88,110

SINOVAC BIOTECH LTD.

Reconciliations of Non-GAAP measures to the nearest comparable GAAP measures

For the three and six months ended June 30, 2019 and 2018

(Expressed in thousands of U.S. Dollars, except for numbers of shares and per share data)

	Three months ended June 30		Six months ended June 30
	2019	2018	2019	2018
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Net income	17,099	10,381	20,697	22,569
Adjustments:
Share-based compensation	751	2,384	1,502	2,831
Depreciation and amortization	1,235	1,301	2,340	2,618
Interest and financing expenses, net of interest income	(337)	(167)	(394)	(277)
Net other income	(191)	(108)	(343)	(146)
Income tax expense	4,470	3,706	6,033	6,560
Non-GAAP adjusted EBITDA	23,027	17,497	29,835	34,155

Net income	17,099	10,381	20,697	22,569
Add: Foreign exchange (gain) loss	127	308	(251)	(1,412)
Add: Share-based compensation	751	2,384	1,502	2,831
Non-GAAP net income	17,977	13,073	21,948	23,988

Net Income attributable to common shareholders of Sinovac	10,655	5,725	11,836	14,085
Add: Preferred Stock Dividends	1,496	-	-	-
Net income attributable to common shareholders of Sinovac for computing diluted earnings per share	12,151	5,725	11,836	14,085
Add: Non-GAAP adjustments to net income	658	2,692	893	1,419
Non-GAAP net income attributable to common shareholders of Sinovac for computing non-GAAP diluted earnings per share	12,809	8,417	12,729	15,504

Weighted average number of shares on a diluted basis	113,722,916	59,701,416	90,967,725	58,719,789
Diluted earnings per share	0.11	0.10	0.13	0.24
Add: Non-GAAP adjustments to net income per share	0.01	0.05	0.01	0.02
Non-GAAP Diluted earnings per share	0.12	0.15	0.14	0.26